UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*


                            Community Financial Corp.
                -----------------------------------------------
                                (Name of Issuer)

                                  Common Stock
                -----------------------------------------------
                         (Title of Class of Securities)

                                   20364V-10-9
                -----------------------------------------------
                                 (CUSIP Number)

                   Barrett R. Rochman, 1345 East Park Street,
                   Carbondale, Illinois 62901 (618/529-3513)
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 April 19, 2000
            --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  CUSIP NO. 20364V-10-9
            -----------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Barrett R. Rochman
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                (a) [ ]
                                                                (b) [X]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

      PF, BK
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [X]


------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF
                          100,100(1)
        SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             22,300(2)
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING
                          100,100(1)
      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                          22,300(2)
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      128,740(3)
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      [ ]

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      5.8%(4)
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
      IN
------------------------------------------------------------------------------

(1) Mr. Rochman owns 100,100 shares directly. In addition to the 100,100 shares owned by Mr. Rochman, Marilyn Rochman, the wife of Mr. Rochman, owns 6,340 shares directly.

(2) The Boo Rochman Charitable Corp. owns 19,300 shares, and the Rochman Family Investment owns 3,000 shares. Mr. Rochman and Marilyn Rochman have shared voting and dispositive power over these shares.

(3) Includes the (i) 122,400 shares over which Mr. Rochman has sole or shared voting or dispositive power, and (ii) 6,340 shares owned by Marilyn Rochman.

(4) Based on 2,213,645 shares of common stock, par value $0.01 per share, of Community Financial Corp. reported to be outstanding in Community Financial Corp.'s Form 10-K for the year ended December 31, 1999 and in Community Financial Corp.'s definitive proxy statement relating to its 2000 annual meeting of the stockholders filed with the Securities and Exchange Commission.

Item 1.  Security and Issuer
----------------------------

                  This Amendment No. 6 to Schedule 13D (the "Amendment") relates to the common stock, par value $0.01 per share, of Community Financial Corp. (the "Issuer"). The Issuer's principal executive office is located at 240 East Chestnut, Olney, Illinois 62450.

Item 2.  Identity and Background
--------------------------------

         (a) This Amendment is being filed by Barrett R. Rochman as an individual.

         (b) Mr. Rochman's principal business address is 31 Homewood, Carbondale, Illinois 62901.

         (c) Mr. Rochman's principal occupation is the real estate investment business. Mr. Rochman's principal real estate investment activities include owning and renting commercial and residential real estate, purchasing tax certificates in Illinois and managing real property acquired through tax certificates. Mr. Rochman engages in his principal occupation through the following entities:

                  Rochman Rentals - 31 Homewood, Carbondale, Illinois 62901 (rental property company)
                  S.I. Securities - 31 Homewood, Carbondale, Illinois 62901 (real estate investment company)
                  S.I. Securities, Inc. - 31 Homewood, Carbondale, Illinois 62901 (real estate investment company)
                  S.I.-P.I. - 31 Homewood, Carbondale, Illinois 62901
                  (real estate investment company)
                  Boo Noz Corp. - 31 Homewood, Carbondale, Illinois 62901 (real estate investment company)
                  S.I. Boo, LLC - 31 Homewood, Carbondale, Illinois 62901 (real estate investment company)

         (d) During the last five years, Mr. Rochman has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) The Securities and Exchange Commission (the "Commission") instituted proceedings against Mr. Rochman alleging that Mr. Rochman violated Section 13(d) of the Securities Exchange Act of 1934 and certain rules thereunder (collectively the "Laws"). These proceedings were settled on February 17, 1999 without Mr. Rochman having to admit or deny any of the alleged violations. As part of the settlement, the Commission ordered Mr. Rochman to cease and desist from committing or causing any violation or any future violation of the Laws. These proceedings of the Commission related to filings with the Commission of Schedule 13D and amendments thereto required of Mr. Rochman in connection with his ownership of more than 5% of the outstanding shares of common stock of Heartland Bancshares, Inc. Mr. Rochman was not required to pay any fine or penalty in connection with the settlement.

         (f)      Mr. Rochman is a citizen of the United States of America.


Item 3.  Source and Amount of Funds or Other Consideration
----------------------------------------------------------

                  As indicated on Line 4 of the Cover Page of this Amendment,

                  Mr. Rochman has used bank loans, personal funds (including broker margin account funds), insurance proceeds from a settlement relating to the death of Mr. Rochman's son, Jeremy Rochman, and funds of the Boo Rochman Charitable Corp. and Rochman Family Investment in making purchases of the Issuer's common stock. As of the date of this Amendment, the total amount of funds used in the purchase of the Issuer's shares of common stock by Mr. Rochman, the Boo Rochman Charitable Corp., the Rochman Family Investment and Marilyn Rochman is approximately $1,226,277. This amount is based on the total number of shares of the Issuer's common stock purchased by Mr. Rochman, Boo Rochman Charitable Corp., Rochman Family Investment and Marilyn Rochman multiplied by the price per share paid and does not include broker fees associated with such purchases. To date, Mr. Rochman has obtained bank loans in the amount of approximately $500,000 from the First National Bank & Trust Company, Carbondale, Illinois at an annual interest rate of 8.25% and for a term of four years. Mr. Rochman has obtained margin credit in the amount of approximately(i) $127,732 from J.E. Liss Financial Services at a floating interest rate based on prime rate, and (ii) $154,089 from Tucker Anthony Incorporated at a floating interest rate based on prime rate. The agreements describing Mr. Rochman's transactions with First National Bank & Trust Company, J.E. Liss Financial Services and Tucker Anthony Incorporated previously were filed as exhibits 1,2,3 and 4 to Amendment No. 2 to this Schedule 13D. In addition, Mr. Rochman, the Boo Rochman Charitable Corp., the Rochman Family Investment and Marilyn Rochman have used approximately $444,456 of their respective funds in connection with the purchase of the shares identified herein.

Item 4.  Purpose of Transaction
-------------------------------

                  Although the shares of common stock of the Issuer identified in this Amendment that are beneficially owned by Mr. Rochman were acquired for investment purposes, Mr. Rochman may, as set forth below, seek to influence control of the Issuer, as well as consider other measures to enhance stockholder value. Although Mr. Rochman presently has no plan to pursue an immediate sale of the Issuer, Mr. Rochman is open to considering a sale of the Issuer as part of a strategy for enhancing stockholder value. Mr. Rochman may purchase additional shares of common stock of the Issuer.

                  On January 11, 2000, Mr. Rochman met informally with Mr. Wayne Benson, President of the Issuer, to discuss the possibility of Mr. Rochman becoming a member of the board of directors of the Issuer. Mr. Rochman also discussed his thoughts on what direction the corporate strategy of the Issuer should take, including his desire to have the loan portfolios of the Issuer's subsidiaries be more similar to that of commercial banks rather than savings associations and to have the Issuer grow in asset size through start-up operations in other markets and/or acquisitions of other financial institutions. As of the date of this Amendment, neither Mr. Rochman nor Mr. Nadler has been invited to join the Issuer's board of directors or selected as management's nominee for election as a director at the Issuer's 2000 annual meeting of stockholders or at the next meeting of stockholders at which directors are elected (the "Stockholders Meeting").

                  Accordingly, in connection with the Stockholders Meeting, Mr. Rochman presently intends to (a) nominate himself and Michael
                  B. Nadler for election as directors of the Issuer, and (b) submit a proposal for consideration by the stockholders of the

                  Issuer recommending that the board of directors engage the services of a consultant or other advisor which has experience in advising financial institutions to make recommendations to the board of directors of the Issuer as to specific actions designed to improve earnings and enhance stockholder value.

                  Mr. Rochman presently is soliciting proxies for use at the Stockholders Meeting in favor of his director nominees and his stockholder proposal. Mr. Rochman's proxy solicitation in connection with the Stockholders Meeting is in opposition to any proxy solicitation by the board of directors of the Issuer with respect to the same meeting.


                  On March 8, 2000, Mr. Rochman filed a complaint with the Circuit Court of the Second Judicial Circuit in Richland County, Illinois requesting that a judgment be entered against the Issuer and directing the Issuer to deliver to Mr. Rochman the minutes for the meetings that occurred from and after January 1, 1999 of the Issuer's (i) Board of Directors, (ii) Management Recognition Plan Committee, and (iii) Compensation Committee. In addition, Mr. Rochman is requesting that the Court assess a penalty against the Issuer as provided by applicable law. Mr. Rochman requested these minutes from the Issuer twice under Illinois law, and the Issuer refused to provide or allow Mr. Rochman to examine and copy the minutes. The purposes for Mr. Rochman's request for the minutes were to permit Mr. Rochman to communicate with other stockholders of the Issuer on matters relating to (i) the affairs of the Issuer, (ii) the 2000 annual meeting of stockholders of the Issuer and (iii) Mr. Rochman's solicitation of proxies in connection with such annual meeting. Settlement discussions with respect to this lawsuit occurred on March 15, 2000, but no settlement was reached. On March 27, 2000, the Court ordered the Issuer to turn over to Mr. Rochman the minutes that he requested. The Court did not assess any penalty against the Issuer. The Order by the Court is attached hereto as an exhibit.

                  On March 17, 2000, March 22, 2000, March 24, 2000 and March 31, 2000, Mr. Rochman filed additional definitive soliciting materials with the Commission. Copies of such additional definitive soliciting materials are attached hereto as exhibits.

                  On April 7, 2000 Mr. Rochman filed additional definitive soliciting materials with the Commission. Copies of such additional definitive soliciting materials are attached hereto as an exhibit.

                     On April 19, 2000 Mr. Rochman filed additional definitive
                  soliciting materials with the Commission. Copies of such additional definitive soliciting materials are attached hereto as an exhibit.


Item 5.  Interest in Securities of the Issuer
---------------------------------------------

         (a) Mr. Rochman beneficially owns 128,740 shares, or 5.8%, of the outstanding common stock of the Issuer. (The percentage of outstanding common stock is based upon the number of outstanding shares of common stock of the Issuer as set forth in its Form 10-K for the year ended December 31, 1999 and in the Issuer's definitive proxy statement relating to its 2000 annual meeting of the stockholders filed with the Commission).

         (b) Mr. Rochman has sole power to vote and dispose of 100,100 shares of common stock of the Issuer, as identified on Lines 7 and 9 of the Cover Page of this Amendment. In addition to such 100,100 shares, Marilyn Rochman, the wife of Mr. Rochman, beneficially owns 6,340 shares of common stock of the Issuer, over which she has sole voting and dispositive power. Mr. Rochman and Marilyn Rochman share the power to vote and dispose of 22,300 shares of common stock of the Issuer, as identified on Lines 8 and 10 of the Cover Page of this Amendment. The identity and background information for Marilyn Rochman is as follows:

                  (i)      Name: Marilyn Rochman.

                           (ii)     Address: 31 Homewood, Carbondale, Illinois
                                     62901.

                           (iii)    Principal Occupation: Housewife.

                           (iv) During the past five years, Marilyn Rochman has not been convicted in a criminal proceeding (excluding traffic violations or other misdemeanors).

                           (v) During the past five years, Marilyn Rochman has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which as a result of such proceeding she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                           (vi)     Citizenship:  United States of America.


        (c) Mr. Rochman has effected the following transactions involving the common stock of the Issuer in the past sixty (60) days:

                               Date of               Number of        Price
Name                         Transaction         Shares Purchased   Per Share      Place/Manner of Transaction
----                         -----------         ----------------   ---------      ---------------------------
Barrett R. Rochman         January 3, 2000             10,000        $9-7/16      Open market purchase / Broker
Barrett R. Rochman         January 5, 2000              2,000        $9-5/16      Open market purchase / Broker
Barrett R. Rochman         January 5, 2000              2,300        $9-3/8       Open market purchase / Broker
Barrett R. Rochman         January 6, 2000              2,300        $9-1/4       Open market purchase / Broker
Barrett R. Rochman         January 6, 2000              2,000        $9-1/8       Open market purchase / Broker
Barrett R. Rochman         January 6, 2000              1,000        $9-1/16      Open market purchase / Broker
Barrett R. Rochman         January 6, 2000              1,000        $9.00        Open market purchase / Broker
Barrett R. Rochman         January 7, 2000              1,000        $11-1/2      Off the market purchase
Barrett R. Rochman         January 10, 2000             1,100        $9.00        Open market purchase / Broker


Barrett R. Rochman         February 1, 2000             2,500        $9-1/4       Open market purchase / Broker
Barrett R. Rochman         February 1, 2000            10,000        $9.20*       Open market purchase / Broker
Barrett R. Rochman         February 8, 2000             1,000        $11-1/2      Off the market purchase

* Reflects the average purchase price of shares purchased.

                  As indicated on the Cover Page of this Amendment, Mr. Rochman has shared voting and dispositive power over shares owned by the Boo Rochman Charitable Corp. and the Rochman Family Investment. The Boo Rochman Charitable Corp. and the Rochman Family Investment have effected the following transactions involving the common stock of the Issuer during the past sixty
                  (60) days:

                               Date of               Number of        Price
Name                         Transaction         Shares Purchased   Per Share      Place/Manner of Transaction
----                         -----------         ----------------   ---------      ---------------------------
Boo Rochman
   Charitable Corp.        December 21, 1999            8,700         $9-1/4      Open market purchase / Broker

Rochman Family
   Investment              December 30, 1999              600        $9-3/16      Open market purchase / Broker

Boo Rochman
   Charitable Corp.        January 7, 2000              1,000        $11-1/2      Off the market transfer to
                                                                                  Mr. Rochman

Boo Rochman
   Charitable Corp.        February 8, 2000             1,000        $11-1/2      Off the market transfer to
                                                                                  Mr. Rochman

                  As indicated on the Cover Page of this Amendment, Marilyn Rochman owns 6,340 shares of common stock of the Issuer. Mrs. Rochman has effected the following transactions involving the common stock of the Issuer during the past sixty (60) days:

                               Date of               Number of        Price
Name                         Transaction         Shares Purchased   Per Share      Place/Manner of Transaction
----                         -----------         ----------------   ---------      ---------------------------
Marilyn Rochman            December 30, 1999           3,000         $9-3/8       Open market purchase / Broker
Marilyn Rochman            January 4, 2000               400         $9-3/8       Open market purchase / Broker


         (d)      Not applicable

         (e)      Not applicable


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
------------------------------------------------------------------------------

                  There are no contracts, arrangements, understandings or relationships between Mr. Rochman and any other person with respect to any shares of common stock of the Issuer, other than the loans to Mr. Rochman by the bank and the broker margin accounts identified in Item 3 of this Amendment in connection with the purchase of shares.

Item 7.  Material to be Filed as Exhibits
-----------------------------------------

         Exhibit 1* Promissory Note and Commercial Pledge and Security Agreement, dated as of January 12, 2000

         Exhibit 2* Promissory Note and Commercial Pledge and Security Agreement, dated as of January 7, 2000

         Exhibit 3*        Client's Margin Account with J.E. Liss Financial
                           Services

         Exhibit 4*        Client's Margin Account with Tucker Anthony
                           Incorporated

         Exhibit 5* Definitive proxy statement, form of proxy and letter to stockholders, filed with the Securities and Exchange Commission on March 1, 2000

         Exhibit 6* Complaint, filed with the Circuit Court of the Second Judicial Circuit in Richland County, Illinois

         Exhibit 7* Additional Definitive Soliciting Material filed with the Securities and Exchange Commission by Barrett R. Rochman on March 17, 2000

         Exhibit 8* Additional Definitive Soliciting Material filed with the Securities and Exchange Commission by Barrett R. Rochman on March 22, 2000

         Exhibit 9* Additional Definitive Soliciting Material filed with the Securities and Exchange Commission by Barrett R. Rochman on March 24, 2000

         Exhibit 10* Additional Definitive Soliciting Material filed with the Securities and Exchange Commission by Barrett R. Rochman on March 31, 2000

         Exhibit 11* Order by the Circuit Court of the Second Judicial Circuit in Richland County, Illinois, dated as of March 27, 2000

         Exhibit 12* Additional Definitive Soliciting Materials filed with the Securities and Exchange Commission by Barrett R. Rochman on April 7, 2000

         Exhibit 13** Additional Definitive Soliciting Materials filed with the Securities and Exchange Commission by Barrett R. Rochman on April 19, 2000

----------------

 * Previously filed as an exhibit to an amendment to Schedule 13D
** Filed herewith

                             SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                     /s/ BARRETT R. ROCHMAN
                                                     ------------------------
                                                     Barrett R. Rochman


Dated: April 19, 2000

                                  EXHIBIT INDEX


Exhibit Number                             Description
--------------                             -----------

Exhibit 1*                        Promissory Note and Commercial
                                  Pledge and Security Agreement, dated
                                  as of January 12, 2000

Exhibit 2*                        Promissory Note and Commercial
                                  Pledge and Security Agreement, dated
                                  as of January 7, 2000

Exhibit 3*                        Client's Margin Account with
                                  J.E. Liss Financial Services

Exhibit 4*                        Client's Margin Account with Tucker Anthony
                                  Incorporated

Exhibit 5* Definitive proxy statement, form of proxy and letter to stockholders, filed with the Securities and
                                  Exchange Commission on March 1, 2000

Exhibit 6* Complaint, filed with the Circuit Court of the Second Judicial Circuit in Richland County, Illinois

Exhibit 7* Additional Definitive Soliciting Material filed with the Securities and Exchange Commission by Barrett
                                  R. Rochman on March 17, 2000

Exhibit 8* Additional Definitive Soliciting Material filed with the Securities and Exchange Commission by Barrett
                                  R. Rochman on March 22, 2000

Exhibit 9* Additional Definitive Soliciting Material filed with the Securities and Exchange Commission by Barrett
                                  R. Rochman on March 24, 2000

Exhibit 10* Additional Definitive Soliciting Material filed with the Securities and Exchange Commission by Barrett
                                  R. Rochman on March 31, 2000

Exhibit 11* Order by the Circuit Court of the Second Judicial Circuit in Richland County, Illinois, dated as of March 27, 2000

Exhibit 12* Additional Definitive Soliciting Materials filed with the Securities and Exchange Commission by Barrett
                                  R. Rochman on April 7, 2000

Exhibit 13** Additional Definitive Soliciting Materials filed with the Securities and Exchange Commission by Barrett
                                  R. Rochman on April 19, 2000
----------------

*  Previously filed as an exhibit to an amendment to Schedule 13D
** Filed herewith

                                                                      EXHIBIT 13


                            SCHEDULE 14A INFORMATION

                  Proxy Statement Pursuant to Section 14(a) of
                      the Securities Exchange Act of 1934

Filed by the Registrant  [ ]
Filed by a Party other than the Registrant  [X]

Check the appropriate box:

[ ]  Preliminary Proxy Statement
[ ] Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
[ ]  Definitive Proxy Statement
[X]  Definitive Additional Materials
[ ]  Soliciting Material Pursuant to Section 240.14a-11(c) or
     Section 240.14a-12

                            Community Financial Corp.
-----------------------------------------------------------------------------
                (Name of Registrant as Specified in Its Charter)

                               Barrett R. Rochman
-----------------------------------------------------------------------------
     (Name of Person(s) Filing Proxy Statement if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

[X]  No fee required.
[ ]  $125 per Exchange Act Rule O-11(c)(1)(ii), 14a-6(i)(l), 14a-6(i)(2) or
     Item 22(a)(2) of Schedule 14A.
[ ] Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and O-11.

    1)       Title of each class of securities to which transaction applies:
             Not applicable

    2)       Aggregate number of securities to which transaction applies:
             Not applicable

    3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule O-11
             (Set forth the amount on which the filing fee is calculated and state how it was determined):
             Not applicable


    4)       Proposed maximum aggregate value of transaction:
             Not applicable

    5)       Total fee paid:
             Not applicable

[ ]      Fee paid previously by written preliminary materials.
[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule O-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         1)       Amount Previously Paid:  Not applicable
         2)       Form Schedule or Registration Statement No.:  Not applicable
         3)       Filing Party:  Not applicable
         4)       Date Filed:  Not applicable

March 12, 2000





Mr. Barrett R. Rochman
1345 East Park Street
Carbondale, Illinois   62901

Dear Mr. Rochman:

I am pleased to enclose my proxy. Even though I am a nominal shareholder (100 shares) I too, have been concerned about the performance of Community Financial Corp. The continued rewarding of directors and senior management in spite of unacceptable performance levels is simply not acceptable.

I was in the banking business for a number of years taking an early retirement as President of Norwest Bank in Iowa, now Wells Fargo. I spent about two years with the FDIC in Chicago, division of liquidation, in charge of liquidating agricultural loans of failed banks. I was recruited to the position of President of the First Community Bank of West Frankfort. After making some adjustments in personnel and procedures we sold the bank to the Dierberg group in St. Louis. I subsequently was recruited and became President of The Olney Trust Bank in Olney, Illinois. Upon accepting that position the stock value was increased from $47.00 a share in 1990 to $240.00 a share in 1996. The stock has since split 10 for 1. I retired from the bank in March of 1996.

If I can be of any assistance in your quest for better performance of Community Financial Corp., please let me know.

Sincerely,

/s/ John S. Zdychnec

John S. Zdychnec

                            SCHEDULE 14A INFORMATION

                  Proxy Statement Pursuant to Section 14(a) of
                      the Securities Exchange Act of 1934

Filed by the Registrant  [ ]
Filed by a Party other than the Registrant  [X]

Check the appropriate box:

[ ]  Preliminary Proxy Statement
[ ] Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
[ ]  Definitive Proxy Statement
[X]  Definitive Additional Materials
[ ]  Soliciting Material Pursuant to Section 240.14a-11(c) or
     Section 240.14a-12

                            Community Financial Corp.
-----------------------------------------------------------------------------
                (Name of Registrant as Specified in Its Charter)

                               Barrett R. Rochman
-----------------------------------------------------------------------------
     (Name of Person(s) Filing Proxy Statement if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

[X]  No fee required.
[ ]  $125 per Exchange Act Rule O-11(c)(1)(ii), 14a-6(i)(l), 14a-6(i)(2) or
     Item 22(a)(2) of Schedule 14A.
[ ] Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and O-11.

    1)       Title of each class of securities to which transaction applies:
             Not applicable

    2)       Aggregate number of securities to which transaction applies:
             Not applicable

    3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule O-11
             (Set forth the amount on which the filing fee is calculated and state how it was determined):
             Not applicable


    4)       Proposed maximum aggregate value of transaction:
             Not applicable

    5)       Total fee paid:
             Not applicable

[ ]      Fee paid previously by written preliminary materials.
[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule O-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         1)       Amount Previously Paid:  Not applicable
         2)       Form Schedule or Registration Statement No.:  Not applicable
         3)       Filing Party:  Not applicable
         4)       Date Filed:  Not applicable

April 19, 2000

Dear Fellow Stockholder:

         I am hopeful that his will be my final letter to you prior to the annual meeting on April 27. Once again, I am very disappointed with Wayne Benson's most recent letter. For him to accuse me of not telling the truth is simply unacceptable and I continue to trust that you are able to see through his strategy of confusing the real issues.

THE FACTS CONTINUE TO SPEAK FOR THEMSELVES

-> A report by Institutional Shareholder Services, which our company touts, states that our shareholder returns, since going public in 1995, have been a NEGATIVE 6.85% compared to 87.78% for the NASDAQ Bank Index and 411.88% for the NASDAQ Composite Index. Do you consider our shareholder returns acceptable?

-> Our company's stock traded at $8 3/4 on April 18, 2000. That price has gone down since my last letter to you and is still below the initial public offering price of our company's stock when it went public in 1995. Who's kidding who? Have you received an acceptable return on your investment in Community Financial common stock?

-> Wayne conveniently fails to mention his MRP, extra board fees, and bank paid taxes as part of his compensation package when he tells you his salary is just average.

-> Our company's net income was lower in 1999 than in 1998. Does our board not realize that our profits are going in the wrong direction? How long does management want stockholders to wait for improved performance and stock price?

         I am growing weary of constantly having to set the record straight. But, please indulge me with one more opportunity to provide you with additional information as you consider your vote.

         The report of Institutional Shareholder Services (ISS), which Wayne Benson spends about one-half of his most recent letter discussing, should be disregarded. Wayne's report to ISS most likely failed to alert ISS to disturbing facts for which I Know he is aware. Also, nowhere in its report has ISS "overwhelmingly endorsed Community Financial's position," as Mr. Benson claims. I have read ISS's report. If it was so positive, as Mr. Benson states, why didn't our company send the report to all of its stockholders? The probable reason for this is that the report referred to several negative aspects of the bank's performance. Failure to tell the entire story is nothing new for Community Financial. It took them several years to let you know they paid 40% cash bonuses to directors on their vested MRP shares.

OTHER COMMENTS ON VARIOUS CLAIMS OF WAYNE BENSON

         Wayne takes exception to the fact I borrowed money from a commercial bank to buy some shares in Community Financial. What business is Mr. Benson in !?! I thought it was banking. He should be spending his time on getting good loans, not fighting proxy contests.

         He states I have no banking experience. He's wrong; he knows I have experience. He knows I served on a bank holding company board. He also conveniently forgot to mention Michael Nadler, who is one of my nominees. Michael has banking experience as a former First Vice President of a commercial bank that was three times the size of Community Financial.

THE STRATEGIC PLAN

         Wayne Benson places much emphasis on a still unproven plan. Have you also noticed the disclaimers on the news release where our company announced the adoption of the Strategic Plan? Let me quote a couple here:

                           "The Company wishes to caution readers not to place
                  undue reliance on any such forward-looking statements . . ."

                           Certain statements regarding the Strategic Plan "are
                  subject to certain risks and uncertainties including changes in economic conditions in the Company's market area, . . . fluctuations in interest rates, demand for loans in the Company's market area, [and] whether the Company is able to successfully implement the Strategic Plan. . ."

         The Strategic Plan is a nice idea but our company seems to have a lot of excuses if it doesn't work.

THE BOTTOM LINE

         Even Wayne Benson has admitted that he does not dispute the poor performance and difficulties Community Financial has faced. Management had its chance for the past 4 1/2 years to improve our company's financial performance and stock price but has FAILED. I say we need an immediate change at Community Financial. If elected, I will do my utmost to motivate the board to improve our company's financial performance and stock price.

         I hope many stockholders will attend the annual meeting on April 27, and I look forward to seeing you there. I would appreciate and be honored to receive your vote. We can make a difference at Community Financial.

         If you have any questions or need additional information, please do not hesitate to call me at (800) 529-3513.

                                                          Sincerely,

                                                          /s/ Barrett R. Rochman

                                                          Barrett R. Rochman

IMPORTANT - PLEASE DO NOT SIGN OR RETURN ANY WHITE PROXY CARDS. PLEASE SIGN AND RETURN ONLY YOUR BLUE PROXY CARD TO ME. HOWEVER, IF YOU HOLD YOUR SHARES THROUGH A BROKER OR A BANK, PLEASE SIGN AND RETURN ONLY YOUR BLUE PROXY CARD TO YOUR BROKER OR BANK. IF YOU DID NOT RECEIVE A BLUE PROXY CARD, PLEASE CALL YOUR BROKER OR BANK IMMEDIATELY AND INSTRUCT THEM TO VOTE ONLY THE BLUE PROXY CARD.

REMEMBER, WE STOCKHOLDERS SHOULD HAVE A VOICE IN THE AFFAIRS OF OUR
--------
COMPANY.  WE CAN MAKE A DIFFERENCE AT COMMUNITY FINANCIAL.